Exhibit 99.1

Rogers Communications Inc. Announces Pricing of Canadian Offering

of $1.0 billion Debt Securities

Offering to partially fund previously announced acquisition of 600MHz spectrum licenses

TORONTO, April 23, 2019 — Rogers Communications Inc. (“RCI”) announced today that it has priced a Canadian offering of $1.0 billion aggregate principal amount of 3.25% senior notes due 2029 (the “Canadian Notes”). The net proceeds from the issuance of the Canadian Notes will be approximately $991 million. RCI expects to use the net proceeds of this Canadian offering, together with other debt funding, to fund the $1.725 billion cash investment required to acquire 52 of 64 of the twenty year 600 MHz spectrum licenses available to Rogers. The sale of the Canadian Notes is expected to close on April 30, 2019.

The Canadian Notes are being offered on a best efforts basis in each of the provinces of Canada through a syndicate of agents. This Canadian offering is only made by prospectus. Rogers will be filing a prospectus supplement relating to the Canadian offering with the securities regulatory authorities in each of the provinces of Canada. Before making an investment decision, investors should read the prospectus supplement and the accompanying short form base shelf prospectus dated April 27, 2018, which together contain detailed information about the Canadian Notes being offered. Copies of this prospectus supplement and accompanying base shelf prospectus may be obtained over the Internet under our profile at the Canadian Securities Administrators’ website at www.sedar.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The Canadian Notes have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

This news release is not an offer for sale within the United States of any debt or other securities of RCI. Securities of RCI, including any offering of its debt securities, may not be offered or sold in the United States absent registration under U.S. securities laws or unless exempt from registration under such laws. The Canadian offering described in this news release is not being made in the United States. The offering of the Canadian Notes has not been and will not be registered under U.S. securities laws, and accordingly, the Canadian Notes may not be offered or delivered, directly or indirectly, or sold in the United States except in certain transactions exempt from the registration requirements under applicable U.S. securities laws.

Caution Concerning Forward-Looking Statements, Risks and Assumptions

This news release includes “forward-looking information” within the meaning of applicable securities laws relating to, among other things, our assumed financing and completion of the acquisition and subsequent deployment of wireless spectrum as detailed above. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to the post auction distribution of the aforementioned wireless spectrum by Industry Canada, a failure to complete the financing for such spectrum on the anticipated terms or unanticipated subsequent operational, technological or financial challenges associated with the deployment of such spectrum that could arise. Many of these factors are beyond our control and current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

About the Company:

Rogers is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Glenn Brandt, (416) 935-3571, gbrandt@rci.rogers.com